Exhibit 99.1

PSYENCE BIOMEDICAL LTD.
NASDAQ: PBM
FOR IMMEDIATE RELEASE

Psyence BioMed Announces Strategic Ibogaine Investment

Transactions include an investment of up to US$5 million in PsyLabs and an approximately US$9 million value-matched share exchange

Highlights

●	The Company is actively advancing plans for a potential ibogaine clinical trial in Texas for Opioid Use Disorder (OUD).

●	Texas Ibogaine Research Corporation (TIRC), a dedicated U.S. subsidiary of Psyence BioMed, has been established for its planned ibogaine development activities in the US.

●	Psyence BioMed has agreed to invest up to US$5 million in PsyLabs, of which US$2.4 million has been committed, to support scientific development and pharmaceutical-grade manufacturing capabilities relevant to the planned U.S. program.

●	Psyence BioMed and PsyLabs have agreed to a value-matched share exchange with a transaction value of approximately US$9 million on each side.

NEW YORK, September 23, 2026 (GLOBE NEWSWIRE) — Psyence Biomedical Ltd. (Nasdaq: PBM) (“Psyence BioMed” or the “Company”), a biopharmaceutical company developing nature-derived neuroplastogen therapeutics, today announced that it has agreed to make a cash investment of up to US$5 million in Psyence Labs Ltd. (“PsyLabs”), together with a value-matched share exchange between the two companies. The transactions are intended to support the scientific, manufacturing and development capabilities required for Psyence BioMed’s planned U.S. ibogaine program.

TIRC, registered and headquartered in Texas, has been established to provide a dedicated corporate structure through which the Company can coordinate its planned U.S. regulatory, clinical and development activities involving pharmaceutical-grade ibogaine.

The Company is currently evaluating the feasibility and design of a potential ibogaine clinical trial in Texas. Any clinical program would be subject to protocol development, regulatory review and authorization, institutional approvals, funding, site selection and other customary requirements.

Texas has emerged as an important state for publicly supported ibogaine research. Psyence BioMed believes that establishing a dedicated presence in the state positions the Company to participate in this developing research environment while building the regulatory and clinical infrastructure required for a potential U.S. development program.

Strategic Investment and Share Exchange

To support its planned development activities, Psyence BioMed has agreed to invest up to US$5 million in PsyLabs. The investment is intended to fund scientific work and the continued development of pharmaceutical-grade ibogaine manufacturing capabilities relevant to Psyence BioMed’s U.S. program. Psyence BioMed has irrevocably committed to subscribe for US$2.4 million (936 PsyLabs ordinary shares at US$2,564 per share, based on a pre-money equity valuation of PsyLabs of US$54 million) under its pro rata pre-emption entitlement in PsyLabs’ current financing round. The balance of up to US$2.6 million is a backstop commitment to subscribe for shares in that financing round not taken up by other PsyLabs shareholders, in up to two tranches of up to US$1.3 million each, payable upon certain milestones being achieved and other customary conditions. If the milestone tranches have not been called and completed by December 31, 2026, Psyence BioMed’s obligation to fund them will lapse.

In addition to the abovementioned investment, the Company and PsyLabs have also agreed to a reciprocal share-for-share exchange, with each component valued at approximately US$9 million, subject to applicable corporate and regulatory approvals, required Nasdaq notifications and other customary closing conditions. The share exchange agreement may be terminated by any party if closing has not occurred by November 30, 2026. Under the agreed terms:

●	Psyence BioMed will issue 1,497,500 common shares to PsyLabs, representing approximately US$8.99 million in transaction value based on a deemed issue price of US$6.00 per PBM share; and

●	PsyLabs will issue 3,473 ordinary shares to Psyence BioMed, representing an equivalent transaction value of approximately US$8.99 million based on an implied equity valuation of PsyLabs of US$60 million derived from an independent third-party valuation.

Psyence BioMed is making the cash investment, and will hold the PsyLabs shares to be issued under the share exchange, through its wholly-owned subsidiary, Psyence Biomed II Corp. The share exchange increases each company’s ownership interest in the other. Immediately prior to the transactions, PsyLabs held approximately 30.22% of Psyence BioMed’s issued and outstanding common shares, and Psyence BioMed held approximately 29.17% of PsyLabs’ issued and outstanding shares. Immediately following completion of the share exchange and the committed portion of the cash investment, PsyLabs will hold approximately 49.89% of Psyence BioMed’s issued and outstanding common shares, and Psyence BioMed will hold approximately 41.13% of PsyLabs’ issued and outstanding shares. The cash investment and the share exchange are related-party transactions. Psyence BioMed believes the transactions will more closely align its clinical and regulatory development activities with PsyLabs’ pharmaceutical-grade manufacturing and supply capabilities.

“Access to pharmaceutical-grade ibogaine is fundamental to the U.S. program we are planning,” said Jody Aufrichtig, Chief Executive Officer of Psyence BioMed and TIRC. “Our investment in PsyLabs, together with the share exchange, is intended to align Psyence BioMed more closely with the manufacturing and supply capabilities we believe a regulated clinical program will require, while TIRC provides the dedicated U.S. structure through which we intend to advance that program. Our objective is to advance this program responsibly, supported by rigorous clinical research and pharmaceutical-grade manufacturing.”

“TIRC is intended to bring greater coordination to the regulatory, clinical and operational components of our planned U.S. program,” said Dr. John Thorne, Project Lead of TIRC. “We are now evaluating the requirements for a potential clinical trial, including the development plan, regulatory pathway, manufacturing documentation and necessary clinical capabilities.”

“PsyLabs has invested significant time and expertise in developing a controlled supply and manufacturing platform for pharmaceutical grade ibogaine,” said Tony Budden, Chief Executive Officer of PsyLabs. “This investment is intended to allow us to further develop that capability in support of Psyence BioMed’s planned U.S. program and the quality requirements associated with regulated clinical research.”

TIRC will initially draw upon Psyence BioMed’s existing legal, administrative and financial resources, with corporate oversight that includes Chief Financial Officer Warwick Corden-Lloyd and the Company’s in-house legal function.

ABOUT PSYENCE BIOMED

Psyence Biomedical Ltd. (Nasdaq: PBM) is a Nasdaq-listed company with its subsidiary, Texas Ibogaine Research Corporation, headquartered in Texas. It is one of the few multi-asset, vertically integrated biopharmaceutical companies specializing in neuroplastogen-based therapeutics and the manufacture of pharmaceutical-grade drug candidates. It is the first life sciences biotechnology company focused on developing nature-derived, non-synthetic psilocybin and ibogaine-based neuroplastogen medicine to be listed on Nasdaq. The Company is dedicated to addressing unmet mental health needs and is committed to an evidence-based approach to developing safe, effective and FDA-approved nature-derived neuroplastogen treatments across a range of mental health disorders.

ABOUT PSYLABS

PsyLabs is a neuroplastogen active pharmaceutical ingredient development company, federally licensed in its operating jurisdiction to cultivate, extract and export psilocybin mushrooms and other neuroplastogen compounds, including psilocybin, psilocin, mescaline, ibogaine and dimethyltryptamine, to lawful medical and research markets. PsyLabs operates from an ISO 22000 and GMP-compliant facility, with a focus on natural compound purification, regulatory support and global distribution. www.psylabs.life

CONTACTS

Psyence Biomedical Ltd. ir@psyencebiomed.com media@psyencebiomed.com.

info@psyencebiomed.com · +1 416-477-1708

Investor contact: Michael Kydd, Investor Relations Advisor — michael@psyencebiomed.com

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements within the meaning of applicable securities laws, including the U.S. Private Securities Litigation Reform Act of 1995, including statements regarding the proposed share exchange and the proposed US$5 million cash investment by Psyence BioMed into PsyLabs and their anticipated terms, pricing, timing, completion and effects; the application of the proceeds of that investment; the resulting shareholdings of Psyence BioMed and PsyLabs in one another; the formation, capitalization, funding and intended role of TIRC; the Company’s ability to secure pharmaceutical-grade drug substance and the regulatory documentation required to support a United States program; the evaluation, funding, design, timing and conduct of any clinical trial in Texas; the Company’s ability to obtain and maintain required registrations, permits, quotas and licenses; its ability to participate in federal or state ibogaine programs; and its expected role in future research, development and commercialization activities relating to ibogaine. Such statements may be identified by words including will, expects, intends, plans, anticipates, believes, estimates and similar expressions.

These statements rest on assumptions regarding government policy, continued interest in regulated neuroplastogen research, the availability of lawful development pathways, and the Company’s ability to maintain licenses, permits, supply arrangements and third-party relationships. Risks and uncertainties that could cause actual results to differ materially include: that the investments and share exchange or the corporate arrangements described are not completed on the terms or timetable expected, or at all; that required board, shareholder, regulatory or stock exchange approvals are not obtained; dilution to existing shareholders and the concentration of ownership resulting from the share exchange; that the share exchange and the cash investment are transactions between related parties, and that the terms agreed may differ from those that would be agreed between unrelated parties; that the US$6.00 per PBM share price at which PBM shares are issued under the exchange may not be indicative of the value at which those shares can be realized; that the valuations used to price the exchange and the cash investment are not indicative of realizable value; changes in law, regulation or enforcement priorities in the United States, Southern Africa or elsewhere; the continuing status of ibogaine as a controlled substance; clinical, regulatory and approval risk; competition and market adoption risk; financing risk; and the Company’s ability to maintain compliance with Nasdaq continued listing standards. This list is not exhaustive. These risks should be considered together with the risk factors described in the “Risk Factors” section of the Company’s Annual Report on Form 20-F for the fiscal year ended March 31, 2026 and in the Company’s other filings with the U.S. Securities and Exchange Commission. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. Readers should not place undue reliance on forward-looking statements, which speak only as of the date made. Except as required by law, the Company undertakes no obligation to update such statements.

The Company makes no medical, treatment or health benefit claims regarding its proposed products. The U.S. Food and Drug Administration, Health Canada and other regulatory authorities have not approved ibogaine or the Company’s other neuroplastogen compounds for therapeutic use, and their safety and efficacy have not been established through authorized clinical research. Rigorous scientific research and clinical trials are required. Any references to ibogaine stock, inventory or doses are the Company’s best estimates only. References to GMP-compliant mean production in a facility designed, operated and controlled in accordance with applicable Good Manufacturing Practice standards, and do not themselves constitute a representation of formal certification or approval by any regulatory authority unless expressly stated. References to a planned clinical trial describe an activity under evaluation only; no trial has been commenced, and no regulatory application in respect of it has been filed or accepted. This communication is not an offer to sell or a solicitation of an offer to buy any securities.

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